UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

VIACOM INC.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

92553P102

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	]	Rule 13d-1(b)
[	]	Rule 13d-1(c)
[ X ]		Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

SCHEDULE 13G

CUSIP No. 92553P102	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NAIRI, INC. I.R.S. IDENTIFICATION NO. 04-3446887

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 46,829,414

	6	SHARED VOTING POWER 0

	7	SOLE DISPOSITIVE POWER 46,829,414

	8	SHARED DISPOSITIVE POWER 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,829,414

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 71.2%

12		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13G

CUSIP No. 92553P102	Page 3 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NATIONAL AMUSEMENTS, INC. I.R.S. IDENTIFICATION NO. 04-2261332

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 46,829,414*

	6	SHARED VOTING POWER 0

	7	SOLE DISPOSITIVE POWER 46,829,414*

	8	SHARED DISPOSITIVE POWER 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,829,414*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 71.2%

12		TYPE OF REPORTING PERSON (See Instructions) CO

* Includes shares owned by NAIRI, Inc.

SCHEDULE 13G

CUSIP No. 92553P102	Page 4 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUMNER M. REDSTONE

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 46,829,454*

	6	SHARED VOTING POWER 0

	7	SOLE DISPOSITIVE POWER 46,829,454*

	8	SHARED DISPOSITIVE POWER 0

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,829,454*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 71.2%

12		TYPE OF REPORTING PERSON (See Instructions) IN

* Includes shares owned by NAIRI, Inc.

Item 1.

(a)	Name of Issuer

Viacom Inc.

(b)	Address of Issuer’s Principal Executive Offices

1515 Broadway

New York, New York 10036

Item 2.

(a)

Name of Person Filing: This Statement is being jointly filed by NAIRI, Inc. (“NAIRI”), National Amusements, Inc. (“NAI”) and Sumner M. Redstone. NAIRI is a wholly owned direct subsidiary of NAI. Mr. Redstone is the Chairman and President of NAIRI and the controlling stockholder, Chairman and Chief Executive Officer of NAI.

(b)

Address of Principal Business Office: NAI has its principal business office at 200 Elm Street, Dedham, Massachusetts 02026; NAIRI has its principal business office at 200 Elm Street, Dedham, Massachusetts 02026; and the principal business address of Sumner M. Redstone is c/o National Amusements, Inc., 200 Elm Street, Dedham, Massachusetts 02026.

(c)	Citizenship: The state of incorporation of NAI is Maryland; the state of incorporation of NAIRI is Delaware; and Mr. Redstone is a citizen of the United States.
(d)	Title of Class of Securities: Class A Common Stock, par value $0.001 per share.
(e)	CUSIP Number: 92553P102

Item 3. If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Act.
(b)	[ ] Bank as defined in section 3(a)(6) of the Act.
(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act.
(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	[ ] An investment adviser in accordance with § 240.13(d)-1(b)(1)(ii)(E).
(f)	[ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
(g)	[ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
(j)	[ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Page 5 of 7 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount Beneficially Owned: NAIRI beneficially owns 46,829,414 shares of Class A Common Stock; NAI beneficially owns 46,829,414 shares of Class A Common Stock (including the shares owned by NAIRI); Sumner M. Redstone beneficially owns 46,829,454 shares of Class A Common Stock (including the shares owned by NAIRI).

(b)	Percent of Class: 71.2%.
(c)	Number of shares as to which the person has:
(i)

sole power to vote or to direct the vote: 46,829,414 shares of Class A Common Stock with respect to NAIRI and NAI; 46,829,454 shares of Class A Common Stock with respect to Mr. Redstone (including the shares owned by NAIRI);

(ii)	shared power to vote or to direct the vote: None;
(iii)

sole power to dispose or to direct the disposition of: 46,829,414 shares of Class A Common Stock with respect to NAIRI and NAI; 46,829,454 shares of Class A Common Stock with respect to Mr. Redstone (including the shares owned by NAIRI);

(iv)	shared power to dispose or to direct the disposition of: None.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Member of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2006

                /s/ Sumner M. Redstone

Name:	Sumner M. Redstone
Individually

NATIONAL AMUSEMENTS, INC.

                /s/ Sumner M. Redstone

Name:	Sumner M. Redstone
Title:	Chairman and Chief Executive Officer

NAIRI, INC.

                /s/ Sumner M. Redstone

Name:	Sumner M. Redstone
Title:	Chairman and President

Page 7 of 7 Pages